Filed Pursuant to Rule 433

Registration No. 333-232862-01

Supplementing the Preliminary Prospectus

Supplement dated August 17, 2020

(To Prospectus dated July 26, 2019)

$2,000,000,000

The Dow Chemical Company

$850,000,000 2.100% Notes due 2030

$1,150,000,000 3.600% Notes due 2050

Final Term Sheet

August 17, 2020

Issuer:	The Dow Chemical Company

Anticipated Ratings (Moody’s/S&P/Fitch):*	Baa2 (Stable) / BBB- (Stable) / BBB+ (Negative)

Ranking:	Senior Unsecured

Offering Format:	SEC Registered

Trade Date:	August 17, 2020

Settlement Date (T+7):**	August 26, 2020

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Joint Book-Running Managers:	Citigroup Global Markets Inc. Mizuho Securities USA LLC SMBC Nikko Securities America, Inc.
BBVA Securities Inc. BofA Securities, Inc. HSBC Securities (USA) Inc. ING Financial Markets LLC Wells Fargo Securities, LLC

Senior Co-Managers:

BNP Paribas Securities Corp.

Deutsche Bank Securities Inc.

Goldman Sachs & Co. LLC

J.P. Morgan Securities LLC

Morgan Stanley & Co. LLC

Credit Agricole Securities (USA) Inc.

MUFG Securities Americas Inc.

Santander Investment Securities Inc.

TD Securities (USA) LLC

Co-Managers:	Academy Securities, Inc. Intesa Sanpaolo S.p.A. Samuel A. Ramirez & Company, Inc. Siebert Williams Shank & Co., LLC

	2.100% Notes due 2030	3.600% Notes due 2050
Aggregate Principal Amount Offered:	$850,000,000	$1,150,000,000

Maturity Date:	November 15, 2030	November 15, 2050

Interest Payment Dates:	May 15 and November 15, beginning May 15, 2021(long first coupon)	May 15 and November 15, beginning May 15, 2021(long first coupon)

Coupon (Interest Rate):	2.100%	3.600%

Price to Public (Issue Price):	99.176%	99.260%

Yield to Maturity:	2.190%	3.640%

Benchmark Treasury:	UST 0.625% due August 15, 2030	UST 1.250% due May 15, 2050

Benchmark Treasury Price and Yield:	99-12; 0.690%	95-13+; 1.440%

Spread to Benchmark Treasury:	1.500% (+150 bps)	2.200% (+220 bps)

Make-Whole Call:

The Notes will be redeemable, at any time in whole or from time to time in part, prior to August 15, 2030 (three months prior to their maturity date) at a redemption price equal to (A) the greater of: (i) 100% of the principal amount of the notes being redeemed; and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such payments of interest accrued as of the redemption date), discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate, plus 25 basis points plus (B) accrued and unpaid interest thereon to, but excluding, the redemption date.

The Notes will be redeemable, at any time in whole or from time to time in part, prior to May 15, 2050 (six months prior to their maturity date) at a redemption price equal to (A) the greater of: (i) 100% of the principal amount of the notes being redeemed; and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such payments of interest accrued as of the redemption date), discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate, plus 35 basis points plus (B) accrued and unpaid interest thereon to, but excluding, the redemption date.

Par Call:

On or after August 15, 2030 (three months prior to their maturity date), the Notes will be redeemable at any time in whole or from time to time in part, at the Issuer’s option at par plus accrued and unpaid interest thereon to, but excluding, the redemption date.

On or after May 15, 2050 (six months prior to their maturity date), the Notes will be redeemable at any time in whole or from time to time in part, at the Issuer’s option at par plus accrued and unpaid interest thereon to, but excluding, the redemption date.

CUSIP:	260543DC4	260543DD2

ISIN:	US260543DC49	US260543DD22

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

It is expected that delivery of the notes will be made against payment therefor on or about August 26, 2020, which is the seventh business day following the date hereof (such settlement cycle being referred to as “T+7”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on any date prior to the second business day before delivery will be required, by virtue of the fact that the notes initially will settle in T+7, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the notes who wish to trade the notes on the date of pricing should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offerings to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer, the guarantor and these offerings. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in these offerings will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Mizuho Securities USA LLC toll-free at 1-866-271-7403 or SMBC Nikko Securities America, Inc. toll-free at 1-888-868-6856.